Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-257570

Prospectus Supplement No. 14

(To Prospectus dated July 13, 2021)

This prospectus supplement updates, amends and supplements the prospectus dated July 13, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-257570). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in Item 3.02 and Item 8.01 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Endeavor Group Holdings, Inc.’s Class A common stock is quoted on the New York Stock Exchange under the symbol “EDR.” On April 27, 2022, the closing price of our Class A common stock was $24.42.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 9 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 28, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 27, 2022

Endeavor Group Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40373	83-3340169
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9601 Wilshire Boulevard, 3rd Floor Beverly Hills, California	90210
(Address of principal executive offices)	(Zip Code)

(310) 285-9000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.00001 par value per share	EDR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth in Item 8.01 below with respect to (i) the offer and sale of the Company’s Class A Common Stock pursuant to the terms of the Endeavor China Transaction Agreement and the issuance of the Company’s Class X Common Stock in connection with the Endeavor China Transaction (each as defined below) and (ii) the offer and sale of the Company’s Class X Common Stock pursuant to the terms of the OLE Transaction Agreement and the issuance of the Company’s Class A Common Stock in connection with the OLE Transaction (each as defined below) is incorporated into this Item 3.02 by reference.

The equity issued in the transactions covered by this Item 3.02 is being offered and sold in private placements that are exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 7.01	Regulation FD Disclosure.

On April 28, 2022, the Company issued a press release announcing the Endeavor China Transaction and the OLE Transaction (each as defined below and, collectively, the “Transactions”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained under Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1), shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act except as may be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

On April 27, 2022 (the “Endeavor China Transaction Date”), Endeavor Group Holdings, Inc., a Delaware corporation (the “Company” or “Endeavor”), entered into a Transaction Agreement (the “Endeavor China Transaction Agreement”), by and among the Company, Image Flag Investment (HK) Limited, a limited liability company incorporated in Hong Kong (the “T-Partner”), Jet Investment Holdings Limited, a Cayman Islands exempted company (the “F-Partner”) and SCC Growth IV Holdco, Ltd., a Cayman Islands limited company (together with the T-Partner and the F-Partner, each a “Seller,” and collectively, the “Sellers”), pursuant to which, among other things, the Company agreed to issue to the Sellers, in the aggregate, 5,693,774 shares of the Company’s Class A common stock, par value $0.00001 per share (“Class A Common Stock”), in exchange for all of the Sellers’ respective right, title and interest in and to all of the limited partnership interests of WME IMG China, LP, a Cayman Islands exempted limited partnership (“Endeavor China”) held by such Sellers (the “Endeavor China Preferred Interests”), with an aggregate value of $158,457,767 based on the volume-weighted average trading price of the Class A Common Stock of the Company for the thirty (30) trading days ending on one day prior to the Endeavor China Transaction Date, in each case, on the terms and subject to the conditions set forth in the Endeavor China Transaction Agreement (such transaction, the “Endeavor China Transaction”). The Endeavor China Transaction closed concurrently with the execution and delivery of the Endeavor China Transaction Agreement. On the Endeavor China Transaction Date and in connection with the Endeavor China Transaction, Endeavor Operating Company, LLC, a Delaware limited liability company and an indirect subsidiary of the Company (“Endeavor Operating Company”), issued, in the aggregate, 659,896 common units in Endeavor Operating Company (and an equal number of paired shares of the Company’s Class X common stock, par value $0.00001 per share (“Class X Common Stock”)) to several employees of the Company, including members of management, in exchange for the contribution to Endeavor Operating Company by such employees of all of the direct or indirect interests in Endeavor China held by such employees based on the same valuation used for the Endeavor China Transaction (the “Endeavor China Management Flip-Up”). As a result of the consummation of the Endeavor China Transaction and the Endeavor China Management Flip-Up, Endeavor China became an indirect wholly-owned subsidiary of Endeavor Operating Company.

On April 27, 2022 (the “OLE Transaction Date”), the Company entered into a Transaction Agreement (the “OLE Transaction Agreement”), by and among the Company, Endeavor Operating Company, Endeavor OLE Parent, LLC, a Delaware limited liability company (“OLE Parent”), IMG Worldwide, LLC, a Delaware limited liability company (the “OLE Member”) and 32 Equity LLC, a Delaware limited liability company (“32 Equity”), pursuant to which, among other things, Endeavor Operating Company issued to 32 Equity 8,037,483 Endeavor Operating Company common units (“EOC Common Units”) in exchange for all of 32 Equity’s right, title and interest in and to all of the units of Endeavor OLE Parent, LLC, a Delaware limited liability company (“OLE Parent”), held by 32 Equity (the “32 Equity Interests”) and 32 Equity subscribed for equal number of paired shares of the Company’s Class X Common Stock for a cash payment by 32 Equity in an amount equal to $0.00001 per share of Class X Common Stock, with an aggregate value of $223,683,166.94 based on the volume-weighted average trading price of the Company’s Class A Common Stock for the thirty (30) trading days ending on one day prior to the OLE Transaction Date, in each case on the terms and subject to the conditions set forth in the Transaction Agreement (the “OLE Transaction”). The OLE Transaction closed concurrently with the execution and delivery of the OLE Transaction Agreement. On the OLE Transaction Date and in connection with the OLE Transaction, the Company issued, in the aggregate, 495,783 shares of Class A Common Stock to several employees of OLE Parent in exchange for the contribution to the Company by such employees of all of the direct or indirect interests in OLE Parent held by such employees based on the same valuation used for the OLE Transaction (the “Management Flip-Up”). As a result of the consummation of the OLE Transaction and the OLE Management Flip-Up, OLE Parent became an indirect wholly-owned subsidiary of Endeavor Operating Company.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated April 28, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENDEAVOR GROUP HOLDINGS, INC.

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Chief Financial Officer

Date: April 28, 2022

Exhibit 99.1

On Location, Endeavor China Become Wholly Owned Subsidiaries of Endeavor

Subsidiaries’ investors, including the NFL’s 32 Equity and Tencent, exchange their subsidiary-level equity for equity interests in parent company Endeavor

Beverly Hills, CA (April 28,2022) – Endeavor Group Holdings, Inc. (NYSE: EDR), a global sports and entertainment company, today announced that premium experiences leader On Location and Endeavor China became wholly owned subsidiaries of Endeavor following the result of two separate transactions.

As a result of these transactions, the National Football League (NFL)’s strategic investment platform, 32 Equity, which had previously been an equity holder in Endeavor’s On Location business, converted that equity into equity interests in parent company Endeavor. Similarly, via a separate transaction, Endeavor China investors Sequoia Capital China, Tencent, and affiliates of FountainVest Partners converted their Endeavor China equity into equity interests in parent company Endeavor. These transactions enable Endeavor to streamline management and create operational efficiencies across these two businesses, while fully integrating them within its network.

Endeavor acquired a majority, controlling interest in On Location in January 2020. As the NFL’s long-time official hospitality partner, Super Bowl LVI in February 2022 marked On Location’s single biggest hospitality event by revenue. Beyond the NFL, On Location is an official partner to more than 150 iconic rights holders, including the PGA, NCAA, UFC, and WWE, as well as numerous musical artists, festivals, and fashion events. In 2021, the International Olympic Committee named On Location its first-ever, official global hospitality provider for the Paris 2024, Milan 2026, and Los Angeles 2028 Olympic Games.

Endeavor China, established in 2016 through a partnership with the aforementioned investors, is focused on bringing the best entertainment, sports, and fashion content and experiences to Chinese audiences. Since its formation, the entity has produced and supported a series of popular live events ranging from the WGC-HSBC Champions golf tournament to the ATP Chengdu Open to Shenzhen Fashion Week, in addition to representing leading Chinese artists and athletes spanning a wide range of Olympic sports.

About Endeavor

Endeavor is a global sports and entertainment company, home to many of the world’s most dynamic and engaging storytellers, brands, live events and experiences. The company is comprised of industry leaders including entertainment agency WME; sports, fashion, events and media company IMG; and premier mixed martial arts organization UFC. The Endeavor network specializes in talent representation, sports operations & advisory, event & experiences management, media production & distribution, experiential marketing and brand licensing.